Exhibit 99.3

mF International Limited Announces First Six Months of Fiscal Year 2024 Financial Results

Hong Kong, October 15, 2024 /PRNewswire/ — mF International Limited (the “Company” or “mF International”) (Nasdaq: MFI), a Hong Kong-based experienced financial trading solution provider, today announced its unaudited financial results for the six months ended June 30, 2024.

Mr. Chi Weng Tam, Executive Director and Chief Executive Officer of the Company, commented, “Despite facing certain revenue challenges, we have demonstrated resilience and adaptability in our business model. Our growth in subscriptions, hosting, support, maintenance, and white-label services reflects the increasing reliance of clients on our trading platforms and the demand for flexible solutions that meet varied needs. This highlights our efforts in retaining customers and diversifying our service offerings in a challenging environment. Additionally, we continue to make substantial investments to expand our business. In May 2024, we entered into two business development and marketing consulting agreements totaling US$1.6 million with consultants in China and Malaysia, which we believe may enable future growth. With the support from these professional consulting services, we are confident in our ability to adapt, explore new opportunities, and generate additional revenue in the years ahead. Moving forward, we are committed to enhancing our technological offerings, expanding our customer base in new regions, and investing strategically in our talent and infrastructure. We believe these steps will strengthen our market position and provide a robust foundation for sustainable growth and improved financial performance. We remain confident in our robust business strategy and our resilient, diversified service portfolio, which we expect may ultimately lead to the delivery of long-term value to our shareholders.”

First Six Months of Fiscal Year 2024 Financial Highlights

●	Revenue was HK$12.5 million (US$1.6 million) for the six months ended June 30, 2024, compared to HK$14.2 million for the same period last year.
●	Gross profit was HK$5.3 million (US$0.7 million) for the six months ended June 30, 2024, compared to HK$7.3 million for the same period last year.
●	Net loss was HK$5.5 million (US$0.7 million) for the six months ended June 30, 2024, compared to net income of HK$2.2 million for the same period last year.
●	Basic and diluted loss per share was HK$0.45 (US$0.06) for the six months ended June 30, 2024, compared to basic and diluted earnings per share of HK$0.19 for the same period last year.

First Six Months of Fiscal Year 2024 Financial Results

Revenue

Revenue was HK$12.5 million (US$1.6 million) for the six months ended June 30, 2024, which decreased by 11.9% from HK$14.2 million for the same period last year, primarily because of a plunge in revenue from initial set up, installation and customization services, liquidity service and quotes/news/package subscription services, partially offset by an increase in subscriptions, hosting, support and maintenance services, and white label service.

●	Revenue from initial set up, installation and customization services was HK$1.1 million (US$0.1 million) for the six months ended June 30, 2024, which decreased by 69.8% from HK$3.7 million for the same period last year. The decrease was mainly due to the decreased demand for customization services.

●	Revenue from subscriptions was HK$5.4 million (US$0.7 million) for the six months ended June 30, 2024, which increased by 7.3% from HK$5.0 million for the same period last year. The increase in subscription revenue represented an increase in the access right to the Company’s trading platforms granted to those customers to whom it had delivered the initial set up or customization of the trading platforms in the prior year.

●	Revenue from hosting, support and maintenance services was HK$2.3 million (US$0.3 million) for the six months ended June 30, 2024, which increased by 17.7% from HK$2.0 million for the same period last year. The increase in this revenue stream aligned with the increment in licensing revenue.

●	Revenue from liquidity services was HK$1.0 million (US$0.1 million) for the six months ended June 30, 2024, which decreased by 20.4% from HK$1.2 million for the same period last year. The decrease was mainly due to a lower transaction volume.

●	Revenue from white label services was HK$1.5 million (US$0.2 million) for the six months ended June 30, 2024, which increased by 55.6% from HK$1.0 million for the same period last year. The increase was mainly due to the growth in the number of customers in this revenue stream.

●	Revenue from quotes/news/package subscription services was HK$1.2 million (US$0.2 million) for the six months ended June 30, 2024, which decreased by 10.4% from HK$1.3 million for the same period last year. The decrease was driven by the type of data feed service package subscribed by the customers. During the six months ended June 30, 2024, the Company’s customers subscribed to the basic data feed service instead of premium service package.

Cost of Revenue

Cost of revenue was HK$7.2 million (US$0.9 million) for the six months ended June 30, 2024, which increased by 4.2% from HK$6.9 million for the same period last year, which was mainly driven by a spike in employee compensation and benefits by HK$0.9 million, partially offset by a reduction in amortization of intangible assets by HK$0.6 million.

Gross Profit

Gross profit was HK$5.3 million (US$0.7 million) for the six months ended June 30, 2024, which decreased by 27.2% from HK$7.3 million for the same period last year.

Operating Expenses

Total operating expenses were HK$11.6 million (US$1.5 million) for the six months ended June 30, 2024, increased by 147.0% from HK$4.7 million for the same period last year.

●	Selling and marketing expenses were HK$0.9 million (US$0.1 million) for the six months ended June 30, 2024, compared to HK$0.08 million for the same period last year, mainly because the Company contracted two consultants to assist it in exploring new customers and planning its business strategy, and marketing and promotional activities.

●	Research and development expenses were HK$0.1 million (US$0.01 million) for the six months ended June 30, 2024, from nil for the same period last year, as the Company intends to expand its software development team’s software development capacity to continue to improve existing functions and develop new functions.

●	General and administrative expenses were HK$10.6 million (US$1.4 million) for the six months ended June 30, 2024, compared to HK$4.6 million for the same period last year, because of a surge in employee compensation and benefits of HK$1.8 million, insurance expense of HK$0.4 million, legal and professional fees of HK$3.7 million and travel expenses by HK$0.1 million. During the six months ended June 30, 2024, the Company offered an appreciation bonus and compensation increase to its executives and staff. The Company also incurred additional insurance coverage cost for its directors and executives as well as audit fees, legal fees, transfer agent fees, investor relations, printing, and advisory fees subsequent to the completion of its initial public offering. Its travel expenses also increased during the six months ended June 30, 2024 as its executives travelled for conferences and business meetings.

Total Other Expense

Total other expenses, net was HK$0.1 million (US$0.02 million) for the six months ended June 30, 2024, compared to HK$0.2 million for the same period last year.

Net Income (Loss)

Net loss was HK$5.5 million (US$0.7 million) for the six months ended June 30, 2024, compared to net income of HK$2.2 million for the same period last year.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted loss per share was HK$0.45 (US$0.06) for the six months ended June 30, 2024, compared to basic and diluted earnings per share of HK$0.19 for the same period last year.

Financial Condition

As of June 30, 2024, the Company had cash and restricted cash of HK$32.8 million  (US$4.2 million), compared to HK$6.8 million as of June 30, 2023.

Net cash used in operating activities was HK$17.7 million (US$2.3 million) for the six months ended June 30, 2024, compared to net cash provided by operating activities of HK$3.9 million for the same period last year.

Net cash used in investing activity was HK$3.7 million (US$0.5 million) for the six months ended June 30, 2024, compared to HK$2.1 million for the same period last year.

Net cash provided by financing activities was HK$47.5 million (US$6.1 million) for the six months ended June 30, 2024, compared to net cash used in  financing activities of HK$7.0 million for the same period last year.

Exchange Rate Information

Translations of amounts from HK$ into US$ as of and for the years ended June 30, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1=HK$7.8083, which was the foreign exchange rate on June 28, 2024, as published in H.10 statistical release of the United States Federal Reserve Board in its weekly release on July 1, 2024.

About mF International Limited

mF International Limited is a British Virgin Islands holding company with three operating subsidiaries in Hong Kong. The Company’s principal Hong Kong subsidiary, m-FINANCE Limited (“mF,” or “m-FINANCE”), is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. m-FINANCE has approximately 20 years of experience providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients in the region. With clients located over mainland China, Hong Kong and Southeast Asia, m-FINANCE provides customers with the mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Apps and other value-added services. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “views,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

mF International Limited

Investor Relations Department

Email: ir@m-finance.net

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

mF International Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of December 31, 2023 and June 30, 2024

	December 31, 2023	June 30, 2024	June 30, 2024
	HK$	HK$	US$
Assets
Current assets
Cash	6,810,418	30,506,308	3,906,908
Restricted cash	-	2,340,000	299,681
Accounts receivable, net	2,579,475	1,112,573	142,486
Prepaid expenses, current	371,143	12,922,493	1,654,969
Deposits and other current assets	-	403,250	51,644
Investment at fair value	343,862	343,862	44,038
Total current assets	10,104,898	47,628,486	6,099,726

Non-current assets
Property and equipment, net	36,511	28,356	3,632
Intangible assets, net	15,336,589	16,584,716	2,123,986
Operating lease right-of-use assets	2,957,515	2,258,388	289,229
Prepaid expenses, non-current	-	5,594,226	716,446
Long term deposit	431,972	431,972	55,322
Deferred initial public offering (“IPO”) costs	4,984,334	-	-
Total non-current assets	23,746,921	24,897,658	3,188,615

Total assets	33,851,819	72,526,144	9,288,341

Liabilities and Shareholders’ Equity
Current liabilities
Accrued expenses and other payables	1,782,265	376,731	48,248
Amount due to a related party	306,110	306,110	39,203
Bank borrowings, current	3,863,852	3,923,880	502,527
Contract liabilities	4,619,690	9,489,991	1,215,372
Operating lease liabilities, current	1,392,826	1,406,045	180,071
Income tax payable	217,478	93,409	11,963
Total current liabilities	12,182,221	15,596,166	1,997,384

Non-current liabilities
Bank borrowings, non-current	6,062,904	4,101,554	525,281
Operating lease liabilities, non-current	1,570,307	852,343	109,159
Deferred tax liabilities, net	2,292,955	1,399,592	179,244
Total non-current liabilities	9,926,166	6,353,489	813,684

Total liabilities	22,108,387	21,949,655	2,811,068

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Ordinary shares, authorized to issue an unlimited number of ordinary shares of no par value, 11,585,000 and 13,251,667 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively	3,900	3,900	500
Additional paid-in capital	2,042,379	46,418,547	5,950,728
Retained earnings	9,778,545	4,231,954	541,565
Accumulated other comprehensive loss	(81,392)	(77,912)	(15,520)
Total shareholders’ equity	11,743,432	50,576,489	6,477,273

Total liabilities and shareholders’ equity	33,851,819	72,526,144	9,288,341

mF International Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income

For the Six Months Ended June 30, 2023 and 2024

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Revenue	14,153,693	12,470,969	1,597,143
Cost of revenue	6,896,648	7,184,748	920,142
Gross profit	7,257,045	5,286,221	677,001

Operating expenses
Selling and marketing expense	79,200	918,731	117,661
Research and development expense	-	109,231	13,989
General and administrative expense	4,620,203	10,580,763	1,355,066
Total operating expenses	4,699,403	11,608,725	1,486,716
Income (loss) from operations	2,557,642	(6,322,504)	(809,715)

Other income (expense)
Other income (expenses), net	43,643	(18,096)	(2,318)
Realized loss on disposal of financial assets at fair value	(7,874)	-	-
Change in fair value on financial assets at fair value	(2,091)	-	-
Interest expense, net	(201,624)	(99,354)	(12,724)
Total other expense, net	(167,946)	(117,450)	(15,042)

Income (loss) before income taxes	2,389,696	(6,439,954)	(824,757)
Income tax expense (benefit)	169,358	(893,363)	(114,412)
Net income (loss)	2,220,338	(5,546,591)	(710,345)

Other comprehensive loss
Foreign currency translation adjustment	(157)	3,480	(5,099)
Comprehensive income	2,220,181	(5,543,111)	(715,444)

Weighted average shares outstanding – basic and diluted*	11,585,000	12,196,111	12,196,111

Earnings (loss) per share – basic and diluted*	0.192	(0.45)	(0.06)

* Giving retroactive effect to the 1 for 231.7 share split effected on August 11, 2023.